Exhibit (a)(9)

APPLIED MATERIALS COMMENCES TENDER OFFER

FOR ALL OUTSTANDING SHARES OF SEMITOOL, INC.

SANTA CLARA, Calif., November 19, 2009 — Applied Materials, Inc. (Nasdaq: AMAT) today announced the commencement of its tender offer for all outstanding shares of common stock of Semitool, Inc. (Nasdaq: SMTL) for $11.00 per share, net to the seller in cash, without interest and less any required withholding tax. The tender offer is being made in connection with the Agreement and Plan of Merger among Applied Materials, its wholly owned subsidiary, Jupiter Acquisition Sub, Inc., and Semitool, announced on November 17, 2009, and pursuant to an Offer to Purchase dated November 19, 2009.

The tender offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on December 17, 2009, unless extended. Following completion of the tender offer and, if required, receipt of approval by Semitool’s shareholders, Applied Materials expects to cause its acquisition subsidiary to consummate a merger with Semitool. In this merger, any remaining Semitool shareholders (other than shareholders who properly assert dissenters’ rights under Montana law) will receive the same $11.00 cash purchase price per share, without interest and less any required withholding tax, as paid in the tender offer. The tender offer is subject to the conditions described in the Offer to Purchase, including the acquisition by Jupiter Acquisition Sub of more than 66 2/3 percent of Semitool’s outstanding stock on a fully diluted basis, regulatory approval and other customary closing conditions.

The Semitool board of directors has unanimously determined that the tender offer and the merger are fair to, and in the best interests of, Semitool’s shareholders and has approved and adopted the merger agreement and approved the tender offer and the merger. The Semitool board of directors unanimously recommends that Semitool’s shareholders tender their shares pursuant to the tender offer and, if required to consummate the merger, approve the merger agreement.

Applied Materials today will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, including the Offer to Purchase, setting forth in detail the terms and conditions of the tender offer. Semitool today will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Semitool’s board of directors that Semitool shareholders accept the tender offer and tender their shares pursuant to the tender offer.

The Depositary for the tender offer is BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310, Attn: Corporate Actions Department. The Information Agent for the tender offer is Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to Applied Materials’ anticipated acquisition of Semitool. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than 66 2/3 percent of the shares of Semitool common stock are tendered, clearances under the Hart-Scott-Rodino Antitrust Improvements Act or the antitrust laws of Germany are not obtained, or other closing conditions are not satisfied; and other risks described in Applied Materials’ filings with the SEC. All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof, and neither Applied Materials nor Semitool assume any obligation to update any such statement.

About Applied Materials

Applied Materials (Nasdaq: AMAT) is the global leader in Nanomanufacturing Technology™ solutions with a broad portfolio of innovative equipment, services and software products for the fabrication of semiconductor chips, flat panel displays, solar photovoltaic cells, flexible electronics and energy-efficient glass. At Semitool, we apply Nanomanufacturing Technology to improve the way people live. Learn more at www.appliedmaterials.com.

About Semitool

Semitool designs, manufactures and supports highly engineered, multi-chamber, single-wafer and batch wet chemical processing equipment used in the fabrication of semiconductor devices. The company’s primary suites of equipment include electrochemical deposition systems for electroplating copper, gold, solder and other metals; surface preparation systems for cleaning, stripping and etching silicon wafers; and wafer transport container cleaning systems. The company’s equipment is used in semiconductor fabrication front-end and back-end processes, including wafer-level packaging.

Headquartered in Kalispell, Montana, Semitool maintains sales and support centers in the United States, Europe and Asia. The company’s stock trades on the Nasdaq National Market under the symbol SMTL. For more information, please visit the company’s website at www.semitool.com.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, shares of Semitool. Holders of shares of Semitool are urged to read the relevant tender offer documents because they will contain important information that holders of Semitool securities should consider before making any decision regarding tendering their securities. Applied Materials and its acquisition subsidiary have filed tender offer materials with the SEC, and Semitool has filed a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Semitool at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; by calling toll free at (877) 717-3936 (shareholders) or collect at (212) 750-5833 (banks and brokers); and at www.appliedmaterials.com and www.semitool.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Semitool and Applied Materials file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by Applied Materials or Semitool at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Applied Materials’ and Semitool’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Contacts

David Miller (business media) 408.563.9582

Betty Newboe (technical media) 408.563.0647

Michael Sullivan (financial community) 408.986.7977